03012404

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

SEC FILE NUMBER
8-27305

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gorian Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 West Fifth Street
(No. and Street)

San Bernardino, (City) California (State) 92401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles E. Painter (909) 888-7551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Goddard Accountancy Corporation
Certified Public Accountants
(Name – if individual, state last, first, middle name)
685 Carnegie Drive, Suite 100
San Bernardino, CA 92408

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **CHARLES E. PAINTER II**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gorian Investment Group, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dated: February 26, 2003

Signature

Chief Financial Officer/Vice President

Title

Notary Public

Merry L. Amberg

MERRY L. AMBERG
COMM. #1327753
NOTARY PUBLIC - CALIFORNIA
SAN BERNARDINO COUNTY
My Commission Expires November 28, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gorian Investment Group, Inc.

AUDIT REPORT

December 31, 2002

Gorian Investment Group, Inc.
INDEX
December 31, 2002

GODDARD ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Gorian Investment Group, Inc.
350 West Fifth Street, Suite 103
San Bernardino, CA 92401

We have audited the accompanying statement of financial condition of Gorian Investment Group, Inc. (a California corporation) as of December 31, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gorian Investment Group, Inc. (a California corporation) at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, we have examined the supplementary schedules one and two and, in our opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 21, 2003

Goddard Accountancy Corporation

By: John D Goddard

Certified Public Accountant

685 CARNEGIE DRIVE, SUITE 100, SAN BERNARDINO, CALIFORNIA 92408-3507 ▪ (909) 889-9878 ▪ FAX (909) 884-2136

Gorian Investment Group, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

EXHIBIT A

ASSETS		
Cash on hand		$ 100.00
Cash in checking account		41,453.18
Cash in money market and mutual fund accounts		37,656.80
Cash on deposit with clearing organizations		27,454.55
Receivable from other brokers or dealers		66,088.13
Marketable securities		737,941.91
Prepaid insurance		2,816.80
Prepaid income taxes		693.00
Equipment (net of accumulated depreciation of $190,713.83)		35,984.05
Total assets		$ 950,188.42
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable		$ 15,310.16
Labor taxes payable		19,518.05
Income tax payable		906.00
Total liabilities		35,734.21
Stockholders' Equity		
Common stock - no par value, 10,000 shares authorized, 1,094 shares issued and outstanding	$ 40,968.01	
Retained earnings	873,486.20	
Total stockholders' equity		914,454.21
Total liabilities and stockholders' equity		$ 950,188.42

See notes to financial statements

Gorian Investment Group, Inc.
STATEMENT OF INCOME
For the Year Ended December 31, 2002

EXHIBIT B

Revenue		
Commissions		$ 797,004.73
Trading income		425,953.59
Interest income		23,043.33
Consulting		81,417.36
Other revenue		15,124.74
Total revenue		1,342,543.75
Expenses		
Automobile expense	$ 5,454.60	
Clearing fees	145,249.95	
Courier and postage	541.60	
Depreciation and amortization	26,320.00	
Donations	1,947.00	
Dues and subscriptions	3,745.90	
Errors and omissions	8,455.87	
General insurance	10,636.05	
Group health and life insurance	28,434.16	
Office expense	27,315.95	
Payroll	713,960.38	
Payroll taxes	39,813.37	
Pension	25,000.00	
Printing	6,291.15	
Professional fees	29,877.54	
Promotion	29,388.15	
Property taxes	1,176.73	
Quotation	64,563.35	
Regulation	20,838.58	
Rent	46,836.09	
Repairs and maintenance	3,255.66	
Telephone	17,780.54	
Total expenses		1,256,882.62
Net income before taxes		85,661.13
Provision for Taxes		
Federal income tax	13,641.00	
State income tax	7,983.00	
Total income taxes		21,624.00
Net income		$ 64,037.13

See notes to financial statements

Gorian Investment Group, Inc. EXHIBIT C

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2002

	Common Stock	Retained Earnings	Total
Stockholders' equity January 1, 2002	$ 50,728.96	$ 812,269.72	$ 862,998.68
Net income - Exhibit B		64,037.13	64,037.13
Common shares redeemed	(9,760.95)	(2,820.65)	(12,581.60)
Stockholders' equity December 31, 2002	$ 40,968.01	$ 873,486.20	$ 914,454.21

See notes to financial statements

Gorian Investment Group, Inc. EXHIBIT D
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 64,037.13
Adjustments to reconcile net income to net cash applied to operating activities:	
Depreciation and amortization	26,320.00
Changes in operating assets and liabilities	
(Increase) decrease in:	
Receivable from other brokers or dealers	(18,226.94)
Marketable securities	(135,839.02)
Prepaid insurance	(753.38)
Prepaid income taxes	6,694.00
Increase (decrease) in:	
Accounts payable	2,190.97
Labor taxes payable	(1,842.21)
Income tax payable	906.00
Total adjustments	(120,550.58)
Net cash applied to operating activities	(56,513.45)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Equipment purchased	(27,791.73)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Common shares redeemed	(12,581.60)
(DECREASE) IN CASH	(96,886.78)
CASH AT BEGINNING OF YEAR	203,551.31
CASH AT END OF YEAR	$ 106,664.53
SUPPLEMENTAL DISCLOSURE	
Interest paid	$ -
Income taxes paid	$ 21,624.00

For purposes of the statement of cash flows, the Company considers all short-term debt securities with a maturity of three months or less, when purchased, to be cash equivalents.

See notes to financial statements

Gorian Investment Group, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

1. Summary of Significant Accounting Policies

A. The Company is organized and operates as a California corporation for the purpose of transacting business in securities as a broker or dealer. The Company operates on a fully disclosed basis and therefore carries no customer accounts and holds no customer funds or securities.

B. Securities transactions and the related commission revenue are recorded on a settlement date basis, generally the third business day following the transaction date.

C. Income taxes provided are computed on the basis of pretax earnings as reported in the financial statements.

D. Property and equipment are reported at cost. Depreciation of property and equipment is provided using straight-line and accelerated methods for financial reporting purposes at rates based on the following estimated useful lives.

	Years
Equipment	5

E. Generally accepted accounting principles require management to estimate some amounts reported in the financial statements; actual amounts could differ.

2. Cash in Money Market Accounts

Cash invested in money market and mutual fund accounts totals $ 37,656.80 at December 31, 2002.

3. Restrictions on Cash

Cash on deposit with clearing organizations totals $ 27,454.55 at December 31, 2002. Of that amount $ 25,000.00 is required as a deposit by the Company's clearing organizations and is not available for disbursement by the Company except at the discretion of the clearing organizations.

4. Property and Equipment

Property and equipment consisted of the following at December 31, 2002:

	Cost	Depreciation Taken	Remaining Value
Equipment	$ 226,697.88	$ 190,713.83	$ 35,984.05

5. Income Tax

The income tax provision consists of the following:

Federal income tax	$ 13,641.00
State income tax	7,983.00
Total	$ 21,624.00

Deferred income taxes are principally applicable to unrealized appreciation of securities. Because no unrealized appreciation of securities existed at December 31, 2002, no deferred taxes have been recognized.

6. Profit Sharing Plan

The Company has a profit sharing and 401K salary reduction plan in which any employee over the age of 21 with at least one year of service may participate.

7. Commitments and Contingencies

The Company leases the premises in which operations are conducted. The Company entered into a new lease agreement dated February 15, 2003, covering the period February 15, 2003 through February 14, 2008. Payments under the lease for 2002 were $ 43,200.00.

Minimum lease payments under the lease are as follows:

2003	$ 56,700.00
2004	58,404.00
2005	60,156.00
2006	63,768.00
2007	67,584.00

8. Common Stock Redemption

Sixteen shares of the Company's common stock were redeemed from a retiring employee – shareholder during the year. The shares were redeemed at book value of $ 786.35 per common share.

9. Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002 the Company had net capital and net capital requirements of $ 845,350.27 and $ 250,000.00 respectively.

Gorian Investment Group, Inc.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2002

SCHEDULE ONE

Computation of Net Capital

Total stockholders' equity December 31, 2002			$	914,454.12
Deductions:				
Nonallowable assets				
Petty cash	$	100.00		
Prepaid insurance		2,816.80		
Prepaid income taxes		693.00		
Office equipment (net)		35,984.05		
Haircuts on securities				
Money market and mutual fund investments at December 31, 2002		12,004.00		
Bonds and stock		17,506.00		
Total deductions				69,103.85
Net capital			$	845,350.27

Computation of Basic Net Capital Requirement

Minimum net capital requirement of reporting broker or dealer	$	250,000.00		
Net capital requirement			$	250,000.00
Net capital as computed above				845,350.27
Excess net capital			$	595,350.27
Excess net capital at 1000%			$	841,776.85

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$	35,734.21
Percentage of aggregate indebtedness to net capital		4.23
Debt to debt-equity ratio computed in accordance with Rule 15c3-1		-

See notes to financial statements

Gorian Investment Group, Inc.
RECONCILIATION OF NET CAPITAL PER DECEMBER 31, 2002
FOCUS REPORT TO NET CAPITAL PER SCHEDULE ONE
DECEMBER 31, 2002

SCHEDULE TWO

Net capital per schedule one	$	845,350
Net capital per member focus report		866,732
Decrease in net capital	$	-21,382
Reconciliation of Difference		
Decrease in net capital for the year ended December 31, 2002 resulting from audit adjustments	$	-21,382
Decrease in net capital	$	-21,382

See notes to financial statements

Gorian Investment Group, Inc.
COMMENTS
December 31, 2002

Comment Regarding Computation of Reserve Requirements Pursuant to Rule 15c3-3

Member firm clears on a fully disclosed basis and holds no customer funds or securities, therefore, the computation of reserve requirements under rule 15c3-3 is deemed not applicable.

Comment Regarding Information Relating to Possession or Control Requirements Under Rule 15c3-3

Member firm clears on a fully disclosed basis and holds no customer funds or securities, therefore, information relating to possession or control requirements under rule 15c3-3 is deemed not applicable.

Comment Regarding Subordinated Liabilities

Member has no liabilities subordinated to the claims of general creditors, therefore, the preparation of a statement of changes in liabilities subordinated to claims of general creditors is deemed not applicable.

GODDARD ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Gorian Investment Group, Inc.
350 West Fifth Street, Suite 103
San Bernardino, CA 92401

We have examined the financial statements of Gorian Investment Group, Inc. as of December 31, 2002, and have issued our report thereon dated February 21, 2003. As part of our examination, we reviewed and tested the system of internal accounting control, including procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2002, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that we believe to be material.

685 CARNEGIE DRIVE, SUITE 100, SAN BERNARDINO, CALIFORNIA 92408-3507 ▪ (909) 889-9878 ▪ FAX (909) 884-2136

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

The foregoing conditions were considered in determining the nature, timing, and extent of audit tests to be applied in our examination of the financial statements, and this report of such conditions does not modify our report dated February 21, 2003, on such financial statements.

Goddard Accountancy Corporation

By. John D Goddard

Certified Public Accountant